Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

Three and Six Months Ended
July 31, 2012 and 2011

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed consolidated interim financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(expressed in United States Dollars)
(Unaudited)

	As at	As at
	July 31,	January 31,
	2012	2012

Assets
Current
Cash and cash equivalents	$163,891	$629,553
Marketable securities (Note 4)	74,000	150,000
Sundry receivables and prepaids (Note 5)	316,288	156,275
	554,179	935,828
Reclamation bonds (Note 6)	634,124	633,034
Equipment, net (Note 8)	5,236,595	2,084,336
	$6,424,898	$3,653,198

Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$4,527,040	$3,033,763
Due to related parties (Note 15)	-	35,023
Long-term debt - current portion (Note 11)	12,982,116	2,965,962
Embedded derivative on long-term debt - current portion (Note 11)	37,974	85,361

	17,547,130	6,120,109

Asset retirement obligations (Note 10)	306,544	292,315
Long-term debt (Note 11)	-	2,965,961
Embedded derivative on long-term debt (Note 11)	-	85,360

	17,853,674	9,463,745

Shareholders' Deficiency
Share capital (Note 12(b))	28,098,264	28,098,264
Reserves	10,928,897	10,580,808
Accumulated deficit	(50,443,812)	(44,553,494)
Accumulated other comprehensive income	(12,125)	63,875
	(11,428,776)	(5,810,547)

	$6,424,898	$3,653,198

Going Concern (Note 1)
Contingencies (Note 16)
Subsequent events (Note 20)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011

Expenses
Exploration and evaluation expenditures (Note 7)	$1,260,127	$722,789	$2,667,721	$897,677
General and administrative (Note 17)	1,555,326	257,793	2,257,405	328,517

	2,815,453	980,582	4,925,126	1,226,194

Loss before the following items	(2,815,453)	(980,582)	(4,925,126)	(1,226,194)
Other items
Finance income	511	708	1,123	1,205
Finance costs (Note 11)	(899,080)	(13,000)	(1,001,108)	(13,000)
Foreign currency translation adjustment	55,810	519	34,793	(7,650)

Net loss for the period	$(3,658,212)	$(992,355)	$(5,890,318)	$(1,245,639)

Basic and diluted loss per share (Note 14)	$(0.04)	$(0.01)	$(0.07)	$(0.01)

Condensed Interim Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011

Net loss for the period	$(3,658,212)	$(992,355)	$(5,890,318)	$(1,245,639)

Other comprehensive (loss) income
Net unrealized (loss) income on available-for-sale marketable securities	(44,000)	(4,000)	(76,000)	28,000

Comprehensive loss for the period	$(3,702,212)	$(996,355)	$(5,966,318)	$(1,217,639)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
July 31, 2011	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Net loss for the period	-	-	(1,245,639)	-	(1,245,639)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	28,000	28,000
Balance, July 31, 2011	$28,098,264	$10,076,866	$(39,347,435)	$(6,124)	$(1,178,429)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
July 31, 2012	Capital	Reserves	Deficit	Income (Loss)	Total
Balance, February 1, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Stock-based payments	-	348,089	-	-	348,089
Net loss for the period	-	-	(5,890,318)	-	(5,890,318)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	(76,000)	(76,000)
Balance, July 31, 2012	$28,098,264	$10,928,897	$(50,443,812)	$(12,125)	$(11,428,776)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(expressed in United States Dollars)
(Unaudited)

	Six Months Ended
	July 31,
	2012	2011

Operating activities
Net loss for the period	$(5,890,318)	$(1,245,639)
Operating items not involving cash:
Depreciation	64,075	108,330
Accretion cost related to asset retirement obligations	14,229	52,165
Finance costs	-	6,154
Accretion expense	1,801,903	-
Stock-based payments	348,089	-
Changes in non-cash working capital:
Sundry receivables and prepaids	(160,013)	(32,302)
Accounts payable and accrued liabilities	516,906	150,605
Due to related parties	(35,023)	(357,061)

Cash used in operating activities	(3,340,152)	(1,317,748)

Financing activities
Increase in long-term debt	5,766,880	1,784,189
Finance costs paid on long-term debt	(300,000)	(80,000)

Cash provided by financing activities	5,466,880	1,704,189

Investing activities
Increase in reclamation bonds	(1,090)	(752)
Purchase of equipment	(2,591,300)	(136,751)

Cash used in investing activities	(2,592,390)	(137,503)

Change in cash	(465,662)	248,938

Cash and cash equivalents, beginning of period	629,553	102,038

Cash and cash equivalents, end of period	$163,891	$350,976

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The Unaudited Condensed Interim Consolidated Financial Statements (the "Statements") were approved by the Board of Directors on September 21, 2012.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $3,658,212 and $5,890,318, respectively during the three and six months ended July 31, 2012 (three and six months ended July 31, 2011 - $992,355 and $1,245,639, respectively) and has an accumulated deficit of $50,443,812 (January 31, 2012 - $44,553,494).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors, securing additional financing or disposing of some or all of its interests on an advantageous basis. During the year ended January 31, 2012, the Company secured financing of $8,000,000 and subsequently, an additional $4,000,000, in two loan extensions of $2,000,000 each (see note 11). These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

As noted in note 20, the Company entered into a non-binding letter of intent with Scorpio Gold Corporation ("Scorpio") to sell certain property interests to Scorpio. If a binding agreement cannot be entered into or if a transaction cannot ultimately be concluded with Scorpio, the Company may not have the resources to continue its operations.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these Statements are based on IFRSs issued and outstanding as of September 21, 2012, the date the Board of Directors approved the Statements. The same accounting policies and methods of computation are followed in these Statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2013 could result in restatement of these Statements.

New standards not yet adopted and interpretations issued but not yet effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual audited consolidated financial statements as at and for the year ended January 31, 2012.

3.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
•	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive income, which at July 31, 2012, totaled $11,428,776 (January 31, 2012 - $5,810,547). Note that included in the statements of financial position presented is a deficit of $50,443,812 as at July 31, 2012 (January 31, 2012 - $44,553,494).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

3.	Capital Management (Continued)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and six months ended July 31, 2012. The Company is not subject to external capital requirements.

4.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at July 31, 2012 was $74,000 (January 31, 2012 - $150,000).

5.	Sundry Receivables and Prepaids

	As at	As at
	July 31,	January 31,
	2012	2012

Sales tax receivables	$36,858	$71,415
Other receivables	169,001	60,094
Prepaid expenses	110,429	24,766

	$316,288	$156,275

6.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $398,766 of the reclamation bonds pertains to the Goldwedge Project, $56,658 to the Piñon Project and $178,700 to the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

7.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property owned by the Company, represents the Company's most advanced project and is located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company is completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The process includes primary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. All mineralized material is sampled daily and analyzed for gold content at the Company's onsite assay laboratory. In addition, the Company sends samples for analysis to an independent laboratory located offsite.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $176,467 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%.

(b) Dixie-Comstock Project

Also held under the same option agreement as the Goldwedge Property is the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

(c) Piñon Project

The Piñon Project is a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company has recorded an ARO of $30,123 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

(d) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. During the three and six months ended July 31, 2012, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

7.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(e) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $99,954, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

7.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three and six months ended July 31, 2012 and 2011, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011

Goldwedge Project
Property acquisition costs	$-	$2,000	$4,500	$10,000
Travel	12,759	5,438	26,654	5,438
Mine development costs	911,773	-	1,825,395	-
Drilling	27,330	45,266	61,732	45,266
Professional fees	-	70,653	-	83,077
Consulting, wages and salaries (note 15)	301,630	101,992	600,371	159,483
Office and general	44,960	142,824	63,215	147,129
Supplies, equipment and transportation	25,953	176,632	27,571	185,039
Claim staking and maintenance fees	-	3,612	-	9,738
Lease payment	-	10,166	-	10,166

Milling costs	76,996	-	131,500	-
Depreciation	30,131	53,467	59,459	101,801
Asset retirement obligation	-	51,462	-	51,462
Net proceeds from sale of exploration and development ore	(214,391)	-	(214,391)	-
	$1,217,141	$663,512	$2,586,006	$808,599

Piñon Project
Property acquisition costs	$-	$1,304	$5,218	$16,351
Consulting, wages and salaries	-	-	28,247	-
Office and general	4,132	-	4,132	-
	$4,132	$1,304	$37,597	$16,351

Fondaway Project
Property acquisition costs	$35,000	$35,000	$35,000	$35,000
	$35,000	$35,000	$35,000	$35,000

Kentucky Project
Consulting, wages and salaries	$-	$11,168	$-	$23,120
Office and general	1,655	4,029	4,720	5,695
Supplies, equipment and transportation	-	1,720	-	2,856
Depreciation	2,199	6,056	4,398	6,056
	$3,854	$22,973	$9,118	$37,727

Total exploration activities	$1,260,127	$722,789	$2,667,721	$897,677

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

8.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	3,167,862	48,472	-	3,216,334
Balance, July 31, 2012	$4,787,203	$3,174,472	$21,806	$7,983,481

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the period	-	63,857	218	64,075
Balance, July 31, 2012	$-	$2,725,615	$21,271	$2,746,886

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336
Balance, July 31, 2012	$4,787,203	$448,857	$535	$5,236,595

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project. Included in the construction in progress are capitalized interest costs of $1,081,480 (January 31, 2012 - $54,216)

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

9.	Accounts Payable and Accrued Liabilities

	As at	As at
	July 31,	January 31,
	2012	2012

Trade payables	$2,615,707	$579,664
Accrued liabilities	1,911,333	2,454,099

	$4,527,040	$3,033,763

Included in accrued liabilities are accrued finance costs of $20,000 (January 31, 2012 - $78,814) and accrued costs in connection with the construction in progress, totaling $625,034 (January 31, 2012 - $895,223).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

10.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $306,544 as at July 31, 2012 , assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10%.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the ARO's:

	Six months
	ended	Year ended
	July 31,	January 31,
	2012	2012

Balance, beginning of period	$292,315	$232,010
Increase in asset retirement obligations	-	52,165
Accretion cost	14,229	8,140

Balance, end of period	$306,544	$292,315

11.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount is repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula which is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount will accrue interest at 9.0% per annum. The Gold Stream Facility is secured by, amongst other items, Manhattan's real property assets in Nevada.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

11.	Long-Term Debt (Continued)

The Company considers Profit Participation as an embedded derivative. As at July 31, 2012, the gross proceeds received under the Gold Stream Facility was $11,432,734, which was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. The Company estimates the future cash flow needs in terms of Profit Participation using the gold future contract prices of repayment periods and discounted to the present value using 9% as annual discount rate. As of July 31, 2012, the Company estimates the gold future price during the repayment period from August 2012 to July 2013 to be $1,617 per ounce.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton in cash and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the Gold Stream Facility.

The Gold Stream Facility contains covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants are subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

During the three months ended July 31, 2012, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

11.	Long-Term Debt (Continued)

The following table shows the reconciliation between the gross proceeds received and the carrying value of the Gold Stream Facility.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative (i)	(223,630)
Less: Debt issuance cost (ii)	(640,000)
Add: Accretion costs	2,413,012
Long-term debt (iii)	$12,982,116

(i) The fair value of the embedded derivative is presented as follows:
Current portion	$37,974
Non-current portion	-
$37,974

(ii) Debt issuance costs consist of the following:
Structuring and establishment fees	$320,000
Placement fee	320,000
$640,000

(iii) The long-term debt balance is presented as follows:
Current portion	$12,982,116
Non-current portion	-
$12,982,116

(iv) Minimum long-term debt repayments under the Gold Stream Facility are as follows:
Current portion	$15,243,646
Non-current portion	-
$15,243,646

As of July 31, 2012, the Company had an interest payable balance of $567,266 (January 31, 2012 - $155,930) related to the Gold Stream Facility. The balance was recorded in the accounts payable and accrued liabilities. No repayment of the long-term debt will be made commencing August 31, 2012, whilst negotiations with Scorpio are underway. Refer to note 20.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

12.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance, January 31, 2012 and July 31, 2012	83,853,825	$28,098,264

13.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the six months ended July 31, 2011:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, January 31, 2011 and July 31, 2011	7,904,691	$0.10

The following table reflects the continuity of stock options for the six months ended July 31, 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(6,710,191)	$0.10

Balance, July 31, 2012	5,350,000	$0.28

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

13.	Stock Options (Continued)

The following table reflects the stock options outstanding and exercisable as at July 31, 2012:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	650,000	650,000	$ 353,480	1.90
January 20, 2017	0.30	4,700,000	1,800,000	1,334,800	4.48

		5,350,000	2,450,000	$ 1,688,280	1.85

14.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011

Numerator:
Loss for the period	$(3,658,212)	$(992,355)	$(5,890,318)	$(1,245,639)

Denominator:
Weighted average number of common shares outstanding for basic and diluted loss per share	83,853,825	83,853,825	83,853,825	83,853,825

Basic and diluted loss per share	$(0.04)	$(0.01)	$(0.07)	$(0.01)

The stock options and common share purchase options were not included in the computation of diluted loss per share on July 31, 2012 and 2011 as their inclusion would be anti-dilutive.

15.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011
Salaries and benefits paid to directors and officers (1)	$90,317	$113,449	$192,806	$152,815
Share-based payments	$159,827	$-	$316,148	$-

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

15.	Related Party Transactions and Balances (Continued)

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provides mine consulting services at the Goldwedge Project totaling $29,407 and $64,407, respectively, for the three and six months ended July 31, 2012 (three and six months ended July 31, 2011 - $nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the three and six months ended July 31, 2012 (three and six months ended July 31, 2011 - $nil).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company providing financial services to the Company. Services provided by Equity totaled $5,551 and $7,090, respectively, for the three and six months ended July 31, 2012 ($1,018 and $2,090, respectively, for the three and six months ended July 31, 2011).

Due to related parties balance at July 31, 2012 consists of $nil (January 31, 2012 - $22,607) owing to the former CEO and $nil owing to Sharpe (January 31, 2012 - $12,416). In addition, included in accounts payable and accrued liabilities is $41,284 (January 31, 2012 - $18,677), owing to the former CEO, and $13,485 (January 31, 2012 - $nil) owing to the Chief Financial Officer.

16.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company's wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorneys' fees and costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and is rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

16.	Contingencies (Continued)

(d) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. During the three months ended July 31, 2012, an additional amount of $165,000 relating to additional legal expenses incurred by Hale Capital have been accrued. A significant portion of these total expenses had been paid during the three months ended July 31, 2012 and continue to be paid subsequent to July 31, 2012.

17.	General and Administrative

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2012	2011	2012	2011
Corporate development	$72,362	$11,576	$134,818	$18,127
Insurance	6,362	5,291	12,585	10,370
Office and general	(8,859)	99	23,959	617
Professional fees	1,179,434	107,433	1,501,060	115,712
Consulting, wages and salaries (Note 15)	91,839	133,155	197,705	183,215
Share-based payments	175,108	-	348,089	-
Travel	38,972	-	38,972	-
Depreciation	108	239	217	476
	$1,555,326	$257,793	$2,257,405	$328,517

18.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $159,383 at July 31, 2012 (January 31, 2012 - $426,596) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $1,367,746 and $2,047,158 respectively for the three and six months ended July 31, 2012 (three and six months ended July 30, 2011 - $69,201 and $94,692, respectively), including expenses necessary to maintain the Company’s public company status.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2012
(Unaudited)

19.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

20.	Subsequent Events

(a) On August 29, 2012, the Company entered into a non-binding letter of intent (the “LOI”) with Scorpio to sell its Goldwedge, Piñon and Fondaway Canyon property interests to Scorpio in consideration for $2.5 million in cash, 17.5 million shares of Scorpio stock and the assumption by Scorpio of the Company's long-term debt including interest and other amounts due on such principal currently owing to Waterton, the Company's principal creditor. Pursuant to the letter of intent, Scorpio provided a $250,000 refundable advance deposit to the Company on August 31, 2012 and agreed to advance an additional $100,000 per month until closing. On August 28, 2012, Scorpio’s stock closed at $0.60 per share.

There can be no assurance that a binding agreement will be entered into or that a transaction will ultimately be concluded with Scorpio.

Completion of a transaction will be subject to the negotiation and entering into of a binding agreement and the satisfaction of a number of conditions, including, but not limited to: each of the Company and Scorpio being satisfied with the results of their respective due diligence investigations; Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio’s assumption of the outstanding debt and royalty obligations outstanding to Waterton; the receipt of all requisite approvals from the Company’s shareholders and if applicable, Scorpio’s shareholders; and receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange.

During the due diligence process, subsequent to July 31, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the future strategy of the Company is resolved. In the interim, the Company is focusing on a maintenance and upkeep program in preparation for the next phase of development at Goldwedge.

(b) On September 12, 2012, one the Company's contractors claimed a mechanic's lien upon the Company's real property in the amount of $162,878.